UNITED STATES DISTRICT COURT
                              DISTRICT OF MARYLAND

-------------------------------------------------------

NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
605 Third Avenue
New York, New York  10158

                      Plaintiff,

                  -against-

LOLA BROWN TRUST NO. 1B
614 Broadway
Yankton, SD  57078                            Civil Action No. ______

  SERVE ON:
     Badlands Trust Company
     614 Broadway
     Yankton, SD  57078

ERNEST HOREJSI TRUST NO. 1B
614 Broadway
Yankton, SD  57078

  SERVE ON:
     Badlands Trust Company
     614 Broadway
     Yankton, SD  57078

BADLANDS TRUST COMPANY, Trustee
614 Broadway
Yankton, SD  57078

SUSAN L. CICIORA, Trustee
1680 38th Street
Suite 800
Boulder, CO  80301

LARRY L. DUNLAP, Trustee
2120 Hillside Drive
Salina, KS  67401-3572

-------------------------------------------------------

-------------------------------------------------------
STEWART R. HOREJSI
1680 38th Street
Suite 800
Boulder, CO  80301

                      Defendants.

-------------------------------------------------------

                                    COMPLAINT

          Plaintiff, Neuberger Berman Real Estate Income Fund Inc. ("NRL"), by its attorneys, upon personal knowledge as to its own actions and upon information and belief as to all other matters, alleges as follows:

                              NATURE OF THE ACTION
                              --------------------

          1. Plaintiff brings this action to enjoin a fraudulent and coercive tender offer by two trusts, which are part of a group of trusts controlled by the family of Defendant Stewart R. Horejsi. On September 10, 2004, defendants Lola Brown Trust No. 1B ("LOLA TRUST") and Ernest Horejsi Trust No. 1B ("ERNEST TRUST") (collectively, the "TRUSTS") commenced a coercive and materially misleading tender offer (the "TENDER OFFER") to purchase for cash up to 1,825,000 outstanding shares of common stock of NRL in violation of the Securities Exchange Act of 1934 (the "EXCHANGE ACT"). The Trusts made this offer in an effort to acquire up to 50% of the outstanding shares of NRL (the "SHARES"), oust the current members of the NRL board of directors so as to nominate and elect directors of the Trusts' choosing, and replace NRL's current investment advisor and administrator with entities affiliated or associated with the Trusts.

                                   THE PARTIES
                                   -----------

          2. Plaintiff NRL is a corporation organized and existing under the laws of Maryland with its principal place of business at 605 Third Avenue, New York, New York. NRL is a closed-end management investment company which invests primarily in real estate securities and is subject to the Investment Company Act of 1940. NRL's common stock is listed and trades on the New York Stock Exchange.

          3. Defendant Lola Trust is an irrevocable grantor trust established under the laws of and originally domiciled in Kansas. Currently, Lola Trust is domiciled and administered in South Dakota. Lola Trust was organized by Lola Brown for the benefit of her issue. Lola Trust's principal business is investing in securities. The business address of Lola Trust is c/o Badlands Trust Company, P.O. Box 801 (614 Broadway), Yankton, South Dakota 57078. Defendant Horejsi is Lola Brown's grandson and an advisor to the Lola Trust.

          4. Defendant Ernest Trust is an irrevocable grantor trust established under the laws of and originally domiciled in Kansas. Currently, Ernest Trust is domiciled and administered in South Dakota. Ernest Trust was organized by Ernest Horejsi for the benefit of his issue. Ernest Trust's principal business is investing in securities. The business address of Ernest Trust is c/o Badlands Trust Company, P.O. Box 801 (614 Broadway), Yankton, South Dakota 57078. Defendant Horejsi is Ernest Horejsi's son and an advisor to the Ernest Trust.

          5. Defendant Badlands Trust Company is a South Dakota corporation and a trustee of Lola Trust and Ernest Trust. Badlands Trust Company administers other trusts for the Stewart R. Horejsi family.

          6. Defendant Larry L. Dunlap is a United States citizen and resident and is a trustee of the Lola Trust and the Ernest Trust Until his retirement in July 2004, Dunlap was the President and owner of Salina Auto Parts, Inc., an automotive parts supplier located in Salina, Kansas, for more than forty years. Dunlap is a director of Badlands Trust Company and a trustee of other Horejsi family trusts. According to the tender offer documents, Dunlap is also a "protector with respect to other Horejsi family trusts in addition to the Trusts."

          7. Defendant Susan L. Ciciora ("CICIORA") is a United States citizen and resident and is a trustee of the Lola Trust and the Ernest Trust. Stewart R. Horejsi is Ciciora's father. Ciciora is a director of Boulder Total Return Fund, Inc. ("BTF") and First Financial Fund, Inc. ("FF"). The Lola Trust, the Ernest Trust and other Horejsi family trusts control BTF and FF. Ciciora is also a trustee of several other Horejsi family trusts in addition to the Trusts.

          8. Defendant Horejsi is a private investor and the portfolio manager for two registered investment advisers, Boulder Investment Advisers, LLC ("BIA") and Stewart West Indies Trading Company, Ltd., doing business as Stewart Investment Advisers ("SIA"). BIA and SIA are co-investment advisers to two closed-end investment companies, BTF and the Boulder Growth & Income Fund, Inc. ("BIF"). The Ernest Trust controls BIF. In addition to his position as portfolio manager for BIA and SIA, Defendant Horejsi is described as having an "advisory role with the Trusts."

                             JURISDICTION AND VENUE
                             ----------------------

          9. This action arises under section 14(e) of the Exchange Act, 15 U.S.C. section 78n(e). This Court has jurisdiction over this action pursuant to section 27 of the Exchange Act, 15 U.S.C. section 78aa, 28 U.S.C. sections 1331 and 1337.

          10. Venue is proper in this District pursuant to section 27 of the Exchange Act, 15 U.S.C. section 78aa, and 28 U.S.C. section 1391.

          11. Acts and transactions constituting, and in furtherance of, the violations of the law alleged herein have occurred in this District. These acts and transactions have been carried out by the means and instrumentalities of interstate commerce and by the use of the United States mail.

                               FACTUAL BACKGROUND
                               ------------------

          12. On or about September 2, 2004, the Lola Trust, the Ernest Trust and Defendant Horejsi filed a Schedule 13D under the Exchange Act with the SEC. The Schedule 13D defined the Lola Trust, the Ernest Trust and Defendant Horejsi as "Reporting Persons," showed that the Lola Trust owned 455,200, or approximately 9.94%, of the 4,578,983 Shares and that the Ernest Trust owned 4,900, or approximately .11%, of the 4,578,983 Shares.

          13. The Lola Trust acquired its 455,200 Shares between July 9, 2004 and September 2, 2004. The Ernest Trust acquired its 4,900 Shares on August 31, 2004. The Trusts made these acquisitions for the purpose of acquiring control of NRL. The Trusts were not previously shareholders of NRL.

          14. Defendant Horejsi defined himself as a Reporting Person "by virtue of certain relationships described" in the Schedule 13D. The descriptions of these relationships are vague and incomplete, omitting information necessary to a permit a full understanding of the relationships between Defendant Horejsi and the Trusts.

          15. The Schedule 13D stated that the Trusts acquired the foregoing shares in order to acquire and increase an equity interest in NRL. In particular, it stated:

          The Reporting Persons currently intend to purchase as much as 50% of the Shares. Historically, when the Reporting Persons and the Other Entities have taken large stakes in companies similar to the Company, they have nominated and elected to the companies' boards directors whom they know, trust, and in whom they have confidence with regard to company-related business decisions. Consistent with this, the Reporting Persons currently intend to nominate five directors to the Company's Board of Directors for consideration and election at the Company's 2005 annual meeting of shareholders and intend to do likewise at subsequent annual meetings until all directors meet the criteria set forth above.

          In the past, the Reporting Persons and Other Entities successfully gained control of the boards of BTF, BIF and First Financial Fund, Inc. ("FF"). In the case of BTF and BIF, the Ernest Trust and Lola Trust recommended, and the respective boards and a majority of the shareholders agreed, that BIA and SIA should replace the prior advisers of these funds and that the funds' investment objectives should be changed. In the case of FF, the Ernest Trust and the Lola Trust concluded that the incumbent adviser should be retained and the fund's investment objective left unchanged, and FF's newly elected board concurred. In all three cases, the respective boards moved the administrative contract for each fund to an affiliate of the Trusts, Fund Administrative Services, LLC ("FAS"), which is owned by the Lola Trust and indirectly by certain other Horejsi family trusts. The Reporting Persons may propose that the Company replace the current adviser with BIA and SIA, replace the current administrator with FAS, and may propose a different or expanded investment objective for the Company. In any decision, the Reporting Persons would consider market conditions at the time and the performance of the incumbent adviser.

          16. On September 10, 2004, the Trusts commenced the Tender Offer for up to 1,825,000 outstanding shares of common stock of NRL. The offer and corresponding withdrawal rights will expire at 12:00 midnight on October 8, 2004, unless the offer is extended.

          17. As described below, the document embodying the Tender Offer (the "Offer Statement") contains false and misleading statements designed to coerce NRL's shareholders to tender their Shares.

          18. The Tender Offer is by nature coercive. It proposes changes to the operations of NRL that will increase its operating costs, eliminate the role of independent advisors, and place control exclusively in the hands of the Defendant Horejsi's family, whose qualifications to run NRL are at best unclear. Many of NRL's current shareholders will view these proposed changes as undesirable. Because the Trusts propose to acquire in the aggregate no more than 50% of the Shares, and because Defendants do not propose a "back-end" transaction by which the Shares of all non-tendering NRL shareholders would be acquired for consideration equivalent to that paid in the tender offer, the tender offer creates for the NRL shareholders the risk that, if they do not tender their Shares, they may find themselves locked into an illiquid investment with undesirable consequences.

          19. Although the outcome of the Tender Offer and any potential changes to NRL that might occur as a result of the Tender Offer are far from certain, the text of the Offer Statement paints the Trusts' proposed "new direction" for NRL as a virtual certainty, thereby attempting to increase the coercive pressure of the Tender Offer. For example, after listing the Trusts' intended proposals "to take the fund in a new direction," the Offer Statement states:

          Some of these changes are likely to increase NRL's costs. For stockholders who do not wish to be a part of NRL's new direction, our offer is an opportunity to sell shares before any changes occur. Those stockholders only need to properly tender their shares according to the procedures described in this Offer.

          20. By misleadingly suggesting to shareholders that the Trusts' proposed "changes" to NRL are inevitable, the Trusts are attempting to coerce shareholders to tender their Shares in the offer.

          21. In addition, the Trusts have made statements to the NRL Board of Directors regarding their purported intended changes that are inconsistent with their statements of intention in the Offer Statement. The Offer Statement sets forth unambiguously the Trusts' intention to terminate NRL's current investment advisor and administrator and replace them with affiliates of the Trusts. In a letter to the Special Committee of the NRL Board dated September 16, 2004, however, seeking to influence the NRL Board to respond favorably to the Tender Offer, the Trusts stated that they may propose to retain the incumbent adviser to NRL, rather than replace it, after evaluating further information concerning NRL.

          22. The Offer Statement's disclosure regarding the relationship between BIA, SIA and the Trusts is also misleading. The Summary Term Sheet placed prominently at the front of the Offer Statement states that the Trusts intend to propose that "NRL's incumbent investment adviser be terminated and replaced with Boulder Investment Advisors, LLC and Stewart West Indies Trading

Company, Ltd., doing business as Stewart Investment Advisors, as co-advisors." The Summary Term Sheet, however, does not suggest, let alone disclose, that there is an affiliate relationship among the Trusts, Defendant Horejsi, and BIA and SIA. The omission is highlighted by the fact that the contiguous portions of the Summary Term Sheet disclose that Defendant Horejsi, the proposed new portfolio manager, is "an investment consultant to" the Trusts, and that the Trusts "partially own" the proposed new administrator, Fund Administrative Services, LLC.

          23. Later, in the body of the Offer Statement, it is disclosed that Defendant Horejsi is a portfolio manager for BIA and SIA. No disclosure is made, however, regarding the ownership or control of BIA or SIA. The Offer Statement is further misleading in that it does not make clear that Defendant Horejsi is both a beneficiary and advisor to the Trusts.

          24. In a later part of the Offer Statement, the Trusts state that "Mr. Horejsi, an investment consultant to us who is also the portfolio manager for BIA and SIA, would likely be proposed by BIA and SIA to be NRL's portfolio manager." The Offer Statement does not describe Defendant Horejsi's role as "investment consultant" or how long he has been an investment consultant. The failure to provide any detail regarding Defendant Horejsi's role as "investment consultant" renders the Offer Statement materially incomplete and misleading. Defendant Horejsi also is described in the Offer Statement as having "an advisory role with the Trusts." Once again, the Offer Statement does not provide any detail regarding his "advisory role," and is materially incomplete and misleading in this respect as well.

          25. The Offer Statement states that if the Trusts are successful in "acquiring a significant ownership interest in NRL" they expect to propose that NRL shareholders vote to terminate NRL's incumbent investment adviser. As a replacement, the Trusts expect to propose that the NRL's board retain BIA and

SIA as co-advisers. The Trusts admit that the retention of BIA and SIA will result in NRL paying increased fees. In a misleading attempt to justify this fee increase, the Offer Statement states, "We believe that BIA and SIA would perform better than the incumbent advisor, warranting the increased fees that they would likely charge."

          26. The Offer Statement provides no support for this prediction of better performance under BIA and SIA's management; fails to provide a comparison between the historical performance of NRL and the historical performance of the two registered investment companies that BIA and SIA already manage (BTF and BIF); fails to state how BIA and SIA would "perform better," and fails to define what "perform better" means. In fact, the Offer Statement's prediction that BIA and SIA would "perform better" than NRL's current advisor is belied by the fact
- misleadingly omitted from the Offer Statement - that for the period since NRL's inception in November 2002, NRL has outperformed the two funds managed by BIA and SIA.

          27. The Offer Statement contains the text of a letter purportedly sent to the NRL board of directors on September 10, 2004 regarding the Trusts' forthcoming Tender Offer. The letter states:

          In considering your response to the tender offer, I believe the board will exercise due caution and I urge the independent directors of the Fund to select their own independent counsel and seek independent legal advice. As I am sure you are aware, scandals such as the ones at Enron and Hollinger have illustrated the hazards and potential pitfalls for board members who make missteps in carrying out their fiduciary duties. Certain breaches of fiduciary duties result in directors being held personally liable, with those liabilities not covered by either D&O insurance or indemnification.

          28. The Trusts' invocation of "scandals such as the ones at Enron and Hollinger" and discussion of breaches of fiduciary duties is materially misleading because it falsely suggests that NRL is guilty of fraudulent accounting which has deceived it shareholders, and that the NRL board has been complicit therein or has otherwise engaged or will engage in misconduct in office.

          29. The Offering Statement also contains misleading statements and omits information regarding the Trusts' funding for the Tender Offer. The Offering Statement states:

          We will use cash on hand and margin borrowings under an account (the "Merrill Lynch Account") maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to fund our purchase of the shares pursuant to the Offer. Our borrowing from the Merrill Lynch Account are subject to the terms of a cash management account agreement between us and Merrill Lynch (the "Merrill Lynch Agreement"). . .

          The Merrill Lynch Agreement does not contain limitations on the ability to use borrowings from the Merrill Lynch Account in connection with the Offer.

          30. Contrary to the aforesaid disclosure in the Offering Statement, however, the Merrill Lynch Agreement does contain restrictions which could limit the Trusts' ability to use borrowings in connection with the Tender Offer. Specifically, pursuant to the Merrill Lynch Agreement, the Trusts represented that, with respect to securities against which credit is or may be extended by [Merrill Lynch]: (a) I am not the beneficial owner of more than three percent (3%) of the number of outstanding shares of any class of equity securities, and (b) I do not control, am not controlled by and am not under common control with the issuer of any such securities. In the event that any of the foregoing representatives [sic] is inaccurate or becomes inaccurate I will promptly so advise you in writing.

          31. The Offer Statement does not disclose whether the Defendants intend to borrow on margin against the Shares in order to fund the Tender Offer. If such margin borrowings are contemplated, the Trusts would have to obtain permission from Merrill Lynch, because the Trusts' ownership would exceed 3% of the Shares. The Offering Statement does not indicate whether Merrill Lynch has been advised of a plan to borrow on margin against the Shares to be acquired in the Tender Offer and has agreed to such borrowing.

          32. The ability of the Trusts to obtain the needed financing to purchase Shares in the Tender Offer will be an essential factor in shareholders' decisions to tender into the Tender Offer. Thus, the Offering Statement is incomplete, in that it does not disclose the requisite details regarding Defendants' proposed financing, or false, in that it purports that no restrictions on financing are in place, or misleading, in that it does not explain if or how such restrictions on financing have or will be overcome.

          33. In addition to the Trusts, Defendants Badlands Trust Company, Dunlap and Ciciora as trustees of the Trusts, and Defendant Horejsi are responsible for the statements made in the Offer Statement.

          34. The Defendants desire to have the Trusts obtain a controlling interest in NRL and supplant the current board of directors, investment adviser and fund administrator with affiliates or associates of the Trusts, including Defendant Horejsi. The management fees to be earned by the Trusts' proposed replacement advisers would inure to the benefit of the Trusts and their beneficiaries, including Mr. Horejsi. The Defendants knew that the statements in the Offering Statement were false or misleading, yet made them in an attempt to hide the truth from NRL shareholders and create an improper and coercive incentive for shareholders to tender their shares. At the least, the Trusts were reckless in omitting facts necessary to make the statements in the Offer Statement not misleading.

35. The Tender Offer will irreparably harm NRL's shareholders. In particular, the coercive Tender Offer will force NRL's shareholders to make an investment decision based on false, misleading and materially incomplete information. 36.

Injunctive relief is necessary to prevent defendants from depriving the shareholders of their right to make investment decisions regarding their Shares with full and fair disclosure of the all facts material to their decision.

                                 CAUSE OF ACTION
                                 ---------------

    AGAINST ALL DEFENDANTS FOR VIOLATION OF SECTION 14(e) OF THE EXCHANGE ACT

          37. Plaintiff repeats and realleges paragraphs 1 through 36 as if fully set forth herein.

          38. Section 14(e) of the Exchange Act, 15 U.S.C. section 78(e), states, in pertinent part, that:

          It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation.

          39. As set forth above, in the Offer Statement, the Defendants made numerous material false statements and omissions in connection with the Tender Offer.

          40. The Defendants made these misstatements and omissions with actual knowledge as to their falsity and/or with recklessness as to their truth or falsity. The Defendants had both the motive and the opportunity to commit securities fraud, due to their desire to have the Trusts obtain a controlling interest in NRL and supplant the current board of directors, investment adviser and fund administrator with affiliates or associates of the Trusts for the purpose of, among other things, earning investment management fees. The Trusts omitted to disclose any real benefit to NRL or its shareholders that would result from the increased management fees charged by these affiliates or associates of the Trusts.

          41. Injunctive relief is warranted here because NRL's shareholders will suffer irreparable harm as a result of defendants' misleading statements.

          42. Plaintiff has no adequate remedy at law.

                                PRAYER FOR RELIEF
                                -----------------

          WHEREFORE, Plaintiff respectfully requests that:

          A. the Court preliminarily and permanently enjoin defendants, their respective officers, agents, employees, attorneys, affiliates and all other persons acting directly or indirectly, for, on behalf of or in concert with Defendants from consummating the Tender Offer; and

          B. the Court award Plaintiff the costs and disbursements of this proceeding, together with reasonable attorneys' fees, and such further relief as the Court considers just and proper.

Dated:  September 23, 2004
         Baltimore, Maryland

                                     Respectfully submitted,


                                     -------------------------
                                     David Clarke, Jr.
                                     John R. Wellschlager
                                     PIPER RUDNICK LLP
                                     6225 Smith Avenue
                                     Baltimore, MD  21209
                                     (410) 580-3000

                                            -and-

                                     Michael L. Hirschfeld
                                     Stacey J. Rappaport
                                     MILBANK, TWEED, HADLEY & McCLOY LLP
                                     1 Chase Manhattan Plaza
                                     New York, NY  10005-1413
                                     (212) 530-5000

                                     Attorneys for Plaintiff Neuberger Berman
                                             Real Estate Income Fund Inc.

                                      -14-